EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Net income	$142,413	$186,777	$142,844	$105,382	$65,128
Income tax expense	150,466	85,193	64,094	35,683	16,133
Income before income tax expense	$292,879	$271,970	$206,938	$141,065	$81,261
Fixed charges
Interest on short-term and other borrowings	$25,104	$16,120	$11,997	$11,614	$11,107
Fixed charges excluding interest on deposits	25,104	16,120	11,997	11,614	11,107
Interest on deposits	79,833	51,581	47,103	33,090	35,846
Fixed charges including interest on deposits	$104,937	$67,701	$59,100	$44,704	$46,953
Preferred stock dividends	9,095	7,977	—	—	—
Fixed charges including preferred stock dividends	$114,032	$75,678	$59,100	$44,704	$46,953
Earnings for ratio computations (1)
Excluding interest on deposits	$317,983	$288,090	$218,935	$152,679	$92,368
Including interest on deposits	$397,816	$339,671	$266,038	$185,769	$128,214
Ratio of earnings to fixed charges (2)
Excluding interest on deposits	12.67	17.87	18.25	13.15	8.32
Including interest on deposits	3.79	5.02	4.50	4.16	2.73
Ratio of earnings to fixed charges and preferred dividends (1)
Excluding interest on deposits	9.30	11.96	18.25	13.15	8.32
Including interest on deposits	3.49	4.49	4.50	4.16	2.73

(1) Earnings are the sum of income before income tax expense and fixed charges.
(2) For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.